UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 12b-25

                             NOTIFICATION OF LATE FILING


(Check one):  / /Form 10-K  / /Form 20-F  / /Form 11-k  /X/Form 10-Q
              / /Form N-SAAR


For the Period Ended: June 30, 2002


/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended
                               -----------------------


Nothing in this form shall be construed to imply that the commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

KnowledgeMax, Inc.
--------------------------------
Full Name of Registrant

Sideware Systems Inc.
--------------------------------
Former Name if Applicable


7900 Westpark Drive, Suite T-300
--------------------------------
Address of Principal Executive Office (Street and Number)

McLean, VA  22102
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City, State and Zip Code

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PART II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) / X /

  /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  / / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Response: Additional time will be needed for the Registrant to file its Quarterly Report on Form 10Q for the period ended June 30, 2002 (the "Form 10-Q"). The Registrant has dedicated considerable time and effort to (i) its recently completed merger, which was consummated on May 21, 2002, (ii) numerous post-merger integration issues, both financial and otherwise, and (iii) finding and negotiating alternative sources of financing, all of which have consumed a substantial portion of management's attention and limited resources. As a result, the compilation of the financial and other information necessary for the Form 10-Q was delayed, resulting in a delay in the preparation of and review of financial information necessary to complete the Form 10-Q.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    E. Linwood Pearce        (703)             893-1800
         (Name)           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
    / / Yes   /X/ No   The amendment to the Registrant's Form 8-K filed
    on May 30, 2002, due August 5, 2002 has not been filed as of this date.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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    EXPLANATION OF ANTICIPATED CHANGE:

    On March 20, 2002, shareholders' approval was obtained for a merger between KnowledgeMax, Inc. ("KnowledgeMax") and Sideware Systems Inc. ("Sideware"). On May 21, 2002 the merger between the two companies was completed. Immediately following the merger, former KnowledgeMax stockholders owned approximately 55% of the outstanding common stock of the merged entity. The business of KnowledgeMax became the business of the merged entity and the merged entity changed its name from Sideware Systems Inc. to KnowledgeMax, Inc. The business combination has been accounted for using the purchase method of accounting. As the merger resulted in the former stockholders of KnowledgeMax owning greater than 50% of the merged entity, the acquisition has been accounted for as an acquisition by KnowledgeMax of the net assets of Sideware at their carrying value.

    During May 2002 and prior to the above mentioned merger, Sideware completed the sale of a portion of its interest in the Chalk Group ("Chalk"). Following this sale, Sideware's remaining interest in Chalk is below 50% and has become a minority interest.

    Results of operations for KnowledgeMax reported for the three month period ended June 30, 2002 will differ significantly from the results reported for the corresponding period from the last fiscal year (which were reported under Sideware) as a result of the sale of a portion of Chalk by Sideware and the subsequent merger of Sideware with KnowledgeMax.

    The Company expects to report sales revenue from operations
    (preliminary and unaudited results) for the three month period ended June 30, 2002 of approximately $297,000 as compared to approximately $147,000 for the three month period ended June 30, 2001.

    The Company expects to report a loss from operations (preliminary and unaudited) for the three month period ended June 30, 2002 of approximately $1,125,000 as compared to a loss of approximately $560,000 for the three month period ended June 30, 2001.

    The Company expects to report sales revenue from operations
    (preliminary and unaudited results) for the six month period ended June 30, 2002 of approximately $625,000 as compared to approximately $147,000 for the six month period ended June 30, 2001.

    The Company expects to report a loss from operations (preliminary and unaudited) for the six month period ended June 30, 2002 of approximately $1,976,000 as compared to a loss of approximately $876,000 for the six month period ended June 30, 2001.

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                             KnowledgeMax, Inc.
                           ---------------------
                (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized.



Dated:  August 15, 2002     By:  /s/ E. Linwood Pearce
                                 -----------------------------------
                                 E. Linwood Pearce
                                 Chief Executive Officer


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